EXHIBIT 13

June 21, 2013

Board of Directors

VIVUS, Inc.

1172 Castro Street

Mountain View, CA 94040

Gentlemen:

Over the past few weeks, VIVUS, Inc. ("Vivus") disclosed that it has initiated discussions with several large pharmaceutical companies interested in a potential commercial partnership for the marketing of Qsymia. As we have consistently stated and repeatedly urged you over the past several years, we believe that a marketing partnership with a large pharmaceutical company is absolutely necessary for a successful launch of Qsymia. However, we caution you against entering into any such partnership agreement or similar arrangement prior to the upcoming annual meeting. Any attempt to preempt the next board's decision with respect to this critical issue is likely to result in a suboptimal partnership for Vivus and its stockholders, and will be viewed both as a misguided attempt to win stockholder support and as a breach of your fiduciary duties to Vivus and its stockholders.

Since our first meeting with your CEO in 2008, we have advised on the necessity of a U.S. Qsymia partnership. In our opinion, Vivus should have consummated a partnership with a large pharmaceutical company for Qsymia prior to launch which was the path taken by both of your competitors, Arena and Orexigen. Even if you negotiated a deal immediately after the February 2012 FDA Advisory Committee meeting, which resulted in a 20-2 positive vote for Qsymia approval, the company could have capitalized on the drug's positive press to negotiate the terms of a partnership that would likely have been more advantageous for Vivus stockholders. Subsequent to the February 2012 Advisory Committee vote, neither you nor the current management ever clearly articulated that you intended to pursue a partnership commercialization strategy for Qsymia's launch prior to the Q4 2013 execution of your plan for a direct-to-consumer campaign that, in your view, would enhance your negotiating position with a potential partner. Now faced with our proxy contest and our stated intention to pursue such a partnership arrangement, you have changed course and entered a hurried rush to find a partner. After years of misjudging the need for a partner, your decision to explore a Qsymia marketing partnership now—just weeks before the contested election—is, in our view, a desperate attempt to win stockholder votes for each of you, as the incumbent directors, at the upcoming annual meeting by taking an action the company should have taken long ago.

For the past five years, we have strongly advocated consummating the right partnership for Qsymia's launch as beneficial to Vivus stockholders. However, your new plan to enter into a hasty agreement against the artificial deadline of the annual meeting is likely to disadvantage the company's stockholders by resulting in a less suitable marketing partner and less favorable terms for Vivus than it might otherwise obtain. This process generally takes 4-6 months, not 4-6 weeks, and this sudden decision and rushed process is a cause for concern for all stockholders. You would simply be compounding the error you made in rushing to enter into the recent convertible bond offering, which was priced at a significant discount to the then market, to the detriment of stockholders.

We remind you of the fiduciary duties you owe to all Vivus stockholders as the company's current directors. Such duties require you to pursue the best available course of action for Qsymia's launch that is most likely to maximize the value of Vivus for its stockholders, regardless of the impact of such course of action on the likelihood of your re-election at the impending contested election. In the event that a Qsymia partnership agreement is signed by Vivus prior to the annual meeting, we reserve our rights to take any and all available steps necessary to protect our rights and the rights of our fellow Vivus stockholders, including those conferred under Delaware law to prevent such acts of manipulation and breaches of fiduciary duties from occurring.

As one of the company's largest stockholders, we feel compelled on behalf of all stockholders to voice our concerns about the rumored partnership discussions started over the past few weeks. As we have consistently stated, we are committed to supporting the company’s success and we believe that the negotiations for a partner to assist in the Qsymia launch are essential. After years of mismanagement, this critical matter should be conducted by the board elected at the next annual meeting, and should not be hastily conducted by you in order to meet an arbitrary deadline for your own benefit and to the detriment of Vivus stockholders.

Sincerely,

Dr. Sam Colin

Senior Managing Director

First Manhattan Co.